011-00037

G-FIN/A

17006362

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. [X] Comptroller of the Currency
   - B. [ ] Board of Governors of the Federal Reserve System
   - C. [ ] Federal Deposit Insurance Corporation
   - D. [ ] Securities and Exchange Commission

2. Conducts business as:
   - A. [ ] Government Securities Broker
   - B. [ ] Government Securities Dealer
   - C. [X] Government Securities Broker and Dealer

3. Filing status of notice:
   - A. [ ] Notice
   - B. [X] Amendment

4. A. Full name of the financial institution: FTN Financial Capital Markets

   B. Address of principal office of financial institution:

   845 Crossover Lane, Suite 150
   Address

City	State	Zip Code
Memphis	TN	38117

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Same
   Address

City	State	Zip Code

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 01 2017
14 REGISTRATIONS BRANCH

   D. Mailing address if different from (B) or (C):

   Same
   Address

City	State	Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Penny Michael	VP, Compliance Officer	901-435-8645

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [X] Yes B. [ ] No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
See Attached List				

PB

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

See Attached List

Last / First / Middle	Title
See Attached List	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. [X] Yes B. [ ] No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Penny Elaine Michael
Name (First, Middle, Last)

VP, Compliance Officer
Title

Penny Michael
Signature

4/26/17
Date